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January 23, 2017

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:

Edward Bartz

Re:

Fidelity Salem Street Trust (the “Trust”)

Fidelity Strategic Dividend & Income Fund (the “Fund”)

File Nos. 002-41839 and 811-02105

Post-Effective Amendment No. 351

Dear Mr. Bartz:

Pursuant to Item 306 of Regulation S-T to the EDGAR rules, we represent that this is a fair and accurate version of the English prospectus for Fidelity Strategic Dividend & Income Fund.  The Fund’s English prospectus has been fairly and accurately translated into Spanish, and is available upon request.

Very truly yours,

* /s/ Marc R. Bryant

Marc R. Bryant
Secretary

* /s/ Megan C. Johnson

Megan C. Johnson, as attorney-in-fact pursuant to a power of attorney dated September 16, 2015.